Exhibit 99.(a)(2)

March 26, 2013

Dear Shareholders:

We are pleased to report that EDAC Technologies Corporation (“EDAC”) has entered into an Agreement and Plan of Merger, dated as of March 17, 2013 (the “Merger Agreement”), with GB Aero Engine LLC (“Parent”), and its wholly-owned subsidiary, GB Aero Engine Merger Sub Inc. (“Purchaser”), that provides for the acquisition of EDAC by Parent.

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of EDAC common stock at a purchase price of $17.75 per share in cash (net to the seller, without interest and subject to applicable withholding taxes). Parent is owned by Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. (the “Sponsors”). The Sponsors are affiliates of Greenbriar Equity Group LLC, a leading private equity firm. The Sponsors have executed and delivered a commitment letter to Parent obligating the Sponsors, subject to the terms and conditions thereof, to provide funds sufficient to permit Purchaser to pay for any shares of EDAC common stock tendered pursuant to the tender offer and to consummate the merger and the other transactions contemplated by the Merger Agreement.

Unless extended, the tender offer is scheduled to expire at 12:00 midnight New York City time on Tuesday, April 23, 2013. As more fully set forth in the Merger Agreement, the tender offer is conditioned upon, among other things, expiration of the required waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (which we expect to expire on April 4, 2013) and the acquisition by Purchaser of at least a majority of the shares of EDAC common stock on a fully-diluted basis.

Following the successful completion of the tender offer and the satisfaction of certain limited conditions, Purchaser will merge with and into EDAC, and any shares of EDAC common stock not purchased in the tender offer (other than shares that are held by Parent, Purchaser, EDAC or their respective subsidiaries, and shares held by shareholders who properly exercise dissenters’ rights under applicable law, to the extent applicable) will be converted into the right to receive the same price per share in cash paid in the tender offer (net to the holder thereof, without interest and subject to applicable withholding taxes). Following the effective time of the merger, EDAC will become a wholly owned subsidiary of Parent.

EDAC’s Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to, advisable and in the best interests of EDAC and its shareholders, (ii) adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Wisconsin Business Corporation Law and (iii) recommended that the shareholders of EDAC accept the offer, tender their shares of EDAC common stock pursuant to the tender offer and, if required by the Wisconsin Business Corporation Law, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the merger.

A copy of EDAC’s solicitation/recommendation statement on Schedule 14D-9 is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Director’s recommendations described above. Also enclosed are Purchaser’s offer to purchase, dated March 26, 2013, a letter of transmittal for use in tendering your shares of EDAC common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares of EDAC common stock.

On behalf of EDAC’s Board of Directors, we greatly appreciate and thank you for the continued support and encouragement you have shown EDAC.

Sincerely,

/s/ Dominick A. Pagano
Dominick A. Pagano President, Chief Executive Officer and Director